Filed Pursuant to Rule 424(b)(3)
Registration No. 333-279847

HINES GLOBAL INCOME TRUST, INC.
SUPPLEMENT NO. 10, DATED OCTOBER 19, 2026
TO THE PROSPECTUS, DATED APRIL 22, 2026

This prospectus supplement (this “Supplement”) is part of and should be read in conjunction with the prospectus of Hines Global Income Trust, Inc., dated April 22, 2026 (the “Prospectus”), as supplemented by Supplement No. 1, dated May 14, 2026, Supplement No. 2, dated May 18, 2026, Supplement No. 3, dated June 15, 2026, Supplement No. 4, dated July 17, 2026, Supplement No. 5, dated August 3, 2026, Supplement No. 6, dated August 17, 2026, Supplement No. 7, dated August 19, 2026, Supplement No, 8, dated September 16, 2026 and Supplement No. 9, dated October 16, 2026. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purposes of this Supplement are as follows:
A.to update the “Suitability Standards” section of the Prospectus to reflect changes to suitability standards applicable for Missouri investors; and
B.to provide an update concerning our upcoming leadership transition.

A. Update to the “Suitability Standards” Section of the Prospectus

Effective November 30, 2026, the paragraph titled “Missouri” in the list of state-specific suitability standards in the “Suitability Standards” section beginning on page v of the Prospectus is hereby replaced with the following:

Missouri—A Missouri investor must have either (i) a minimum annual gross income of at least $100,000 and a net worth of at least $100,000 (excluding the value of the investor’s home, home furnishings and automobiles), or (ii) a minimum net worth of at least $350,000 (excluding the value of the investor’s home, home furnishings and automobiles). In addition, no more than ten percent (10%) of any individual Missouri investor’s liquid net worth shall be invested in the shares offered pursuant to this offering.

B. Recently Announced Leadership Transition

On October 2, 2026, Hines Interests Limited Partnership (“Hines”), our sponsor, announced the next step in its planned leadership transition. In connection with this transition, on September 29, 2026, Jeffrey C. Hines notified our board of directors (the “Board”) of his decision to resign from his positions as a director, Chair of the Board and Chief Executive Officer of the Company, effective January 1, 2027. Also effective January 1, 2027, Jeffrey Hines will become Chairman of Hines.

On September 29, 2026, in connection with Jeffrey Hines’ resignation from his roles at the Company, the Board appointed Laura Hines-Pierce, a current member of the Board, to serve as Chair of the Board and as our Chief Executive Officer, effective January 1, 2027. The Board also appointed Adam Hines to serve as a director, effective January 1, 2027, filling the vacancy created by Jeffrey Hines’ resignation. In addition, effective January 1, 2027, Adam Hines will join Laura Hines-Pierce as Co-Chief Executive Officer of Hines, a role Laura Hines-Pierce has held for over five years, David L. Steinbach will become President of Hines, and Alfonso J. Munk will become Global Chief Investment Officer of Hines.

Additional Information about Laura Hines-Pierce and Adam Hines

Laura Hines-Pierce, age 42, is Hines’ Co-Chief Executive Officer. She works side by side with Chairman and Co-Chief Executive Officer Jeffrey Hines to help shape the firm’s overall strategy and manage key risks. She is a member of the firm’s Management, Executive, and Investment Committees.

Laura joined Hines in 2012 and served as Project Manager for River Point, a 1.1 million-square-foot, 52-story office tower and 1.5-acre park located in Chicago’s West Loop submarket. She also helped with the restructuring and growth of the firm’s investment management business. Prior to joining Hines, she worked for Sotheby’s in New York.

She has spearheaded key strategic initiatives to position the firm for the future, including aligning its structure with strategic goals, expanding institutional and private wealth vehicles, and prioritizing innovation, sustainability, and inclusion throughout the organization. Her leadership has been recognized industry-wide, with accolades such as being named one of PERE’s “Women of Influence” in 2022 and inclusion in Commercial Observer’s “Power 100.” Under her guidance as Co-CEO, Hines has achieved a total deal volume of $49.4 billion and raised $19.9 billion across global funds (as of June 30, 2026).

Laura is an active member of the Baker Institute Board of Advisors and the Advisory Board of The Centers for Leadership Excellence (The CLE) Foundation. The CLE is a program seeking to empower racially and ethnically diverse students to earn undergraduate degrees and secure promising careers in real estate and related sectors. She earned a Bachelor of Arts in Economics and Art History from Duke University and a Master of Business Administration from Harvard University.

Adam Hines, age 38, currently serves as Chief of Staff in the Office of the Chief Executive Officer and as Senior Managing Director at Hines. In this role, he works closely with Co-CEOs Jeffrey Hines and Laura Hines-Pierce on strategic priorities and has helped shape the firm’s direction through a broad, cross-enterprise role. He is a member of Hines’ Management, Executive and Investment Committees.

Adam Hines joined Hines in 2017, focusing on residential acquisitions, and has since served in a variety of roles, including Managing Director and Investment Management Growth Officer. Across the firm, he has helped build businesses and products in living, expand Hines’ presence in Europe and advance capital formation. He was instrumental in creating Hines Private Wealth Solutions and helped build and scale the business, which has doubled in size. He has also strengthened Hines’ relationships with family offices and high-net-worth investors.

Before joining Hines, Adam Hines worked for Dexus Property Group in Sydney, Australia in research, finance, asset management and funds management.

Adam Hines serves on the Board of the Nature Conservancy - Texas Chapter. He earned a Bachelor of Arts in Economics from Williams College, an M.B.A. from Northwestern University’s Kellogg School of Management and a Master of Science in Design Innovation from Northwestern University’s Segal Design Institute at the McCormick School of Engineering and Applied Science.

Laura Hines-Pierce and Adam Hines are siblings, and Jeffrey Hines is their father. Both Laura Hines-Pierce and Adam Hines are employees at Hines. Hines, HGIT Advisors LP (the “Advisor”) and their affiliates are parties to various agreements with the Company for which they receive compensation, as described elsewhere in the Prospectus. The Advisor is an affiliate of Hines and is wholly owned, indirectly, by, or for the benefit of, Jeffrey Hines, who shares control of our Advisor with Laura Hines-Pierce. Effective January 1, 2027, Jeffrey Hines, Laura Hines-Pierce and Adam Hines will share control of the Advisor.

The foregoing information supplements the disclosures in the Prospectus concerning our directors and executive officers and the leadership of Hines, including the sections titled “Questions and Answers About This Offering—Who is Hines?,” “Management—Our Officers and Directors,” and “Management—Hines and Our Property Management, Leasing and Other Services—The Hines Organization.” All references in the Prospectus to our leadership, the composition of our Board and Hines’ leadership should be read in light of the announced changes described above, with such changes taking effect on January 1, 2027.